Exhibit 2

SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT

1717 Arch Street, Suite 3740

Philadelphia, PA 19103

215.399.5402

December 23, 2025

Attn: Corporate Secretary

Myomo, Inc.

45 Blue Sky Drive, Suite 101

Burlington, MA 01803

Re: Shareholder Proposal for Inclusion in the 2026 Proxy Materials Pursuant to SEC Rule 14a-8

Dear Corporate Secretary:

Horton Capital Partners Fund, LP (“Horton”, or “we”), 1717 Arch Street Ste. 3740, Philadelphia, PA, 19103, is a beneficial owner of 1,891,593 shares of Myomo, Inc. (the “Company”) common stock, which we have continuously held for at least one year as of the date of this letter. We intend to continue holding these shares through the date of the 2026 Annual Meeting of Stockholders. A letter from our broker evidencing our ownership is enclosed, as required under Rule 14a-8 of the Securities Exchange Act of 1934.

Pursuant to SEC Rule 14a-8, we hereby submit the following shareholder proposal (the “Proposal”) and supporting statement for inclusion in Myomo’s 2026 proxy statement and for consideration at the 2026 Annual Meeting of Stockholders. We do not intend to deliver a proxy statement and form of proxy to holders of at least the percentage of the Company’s voting shares required under applicable law to carry the Proposal.

We are able to meet with the Company in person or via teleconference at your convenience.

Proposal to Declassify the Board of Directors

RESOLVED:

That the shareholders of Myomo, Inc. request that the Board of Directors take all necessary steps (including any amendments to the certificate of incorporation and/or bylaws), in compliance with applicable law and subject to shareholder approval, to eliminate the classification of the Board of Directors so that all directors are elected at or after the 2026 Annual Meeting of Shareholders be elected annually.

Supporting Statement

A classified, or staggered, Board structure reduces accountability by allowing directors to stand for election only once every several years. Under this structure, shareholders have limited ability to express their views directly and consequentially on the performance of the Board and vote on all directors on an annual basis. This proposal requests that Myomo, Inc. transition to a declassified board in which all directors are elected annually. This reform represents a widely recognized corporate governance “best practice” supported by leading institutional investors, proxy advisory firms, and academic research.

Annual director elections enhance Board accountability and provide shareholders with a regular mechanism to evaluate the performance, oversight quality, and responsiveness of the Board. Both Institutional Shareholder Services (ISS) and Glass Lewis consistently recommend voting FOR proposals to declassify boards, citing the strong governance benefits and the alignment with long-standing principles of director accountability. Companies across the Russell 3000 have moved toward annual elections over the past decade, with the majority of U.S. public companies phasing out classified boards.

A substantial body of academic research finds that classified boards are associated with reduced firm value, board responsiveness, and diminished shareholder rights. Studies published in the Journal of Financial Economics and other peer-reviewed journals have observed that firms with classified boards, on average, trade at lower valuation multiples than companies with annually elected boards. Additional research suggests that declassification is correlated with improved long-term performance and more effective managerial oversight. These findings have shaped the voting policies of many institutional investors who view annual elections of directors as a fundamental component of strong governance. Adopting annual elections signals a commitment to transparency, accountability, and shareholder value creation.

This proposal is simple, cost-effective, and consistent with market standards. It does not alter the Board’s fiduciary duties, impede strategic flexibility, or require substantial operational changes. Rather, it enhances the Company’s governance foundation and better positions the Board to earn shareholder support through regular electoral accountability.

For the reasons described above we urge shareholders to vote FOR the proposal to declassify the Board of Directors.

Thank you for your attention.

Sincerely,

Horton Capital Partners Fund, LP

1717 Arch Street • Philadelphia, PA 19103

Joseph Manko Jr.	David Achey	Farjad Mir
Sr. Principal	Principal	Vice President